JM

Johnson Matthey

07022575

April 5, 2007

Robert M. Talley
Vice President, General Counsel
and Secretary

SEC MAIL PROCESSING SECTION RECEIVED APR 10 2007 WASH. D.C. 186

PROCESSED
APR 17 2007
THOMSON FINANCIAL

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 5407

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Regulatory Announcement**	**01 Mar 2007**
2.	**Regulatory Announcement**	**01 Mar 2007**
3.	**Regulatory Announcement**	**01 Mar 2007**
4.	**Regulatory Announcement**	**02 Mar 2007**
5.	**Notification of Transactions of Directors/Persons**	**02 Mar 2007**
6.	**Regulatory Announcement**	**05 Mar 2007**
7.	**Regulatory Announcement**	**07 Mar 2007**
8.	**Regulatory Announcement**	**07 Mar 2007**
9.	**Regulatory Announcement**	**08 Mar 2007**
10.	**Notification of Transactions of Directors/Persons**	**09 Mar 2007**
11.	**Regulatory Announcement**	**09 Mar 2007**
12.	**Regulatory Announcement**	**12 Mar 2007**
13.	**Regulatory Announcement (correction)**	**12 Mar 2007**
14.	**Regulatory Announcement**	**13 Mar 2007**
15.	**Regulatory Announcement**	**15 Mar 2007**
16.	**Regulatory Announcement**	**15 Mar 2007**
17.	**Notification of Transactions of Directors/Persons**	**16 Mar 2007**
18.	**Regulatory Announcement**	**16 Mar 2007**
19.	**Regulatory Announcement**	**22 Mar 2007**

dlw 4/12

20.	**Regulatory Announcement**	**28 Mar 2007**
21.	**Notification of Transactions of Directors/Persons**	**29 Mar 2007**
22.	**Notification of Transactions of Directors/Persons**	**23 Mar 2007**
23.	**Regulatory Announcement**	**19 Mar 2007**
24.	**Regulatory Announcement**	**21 Mar 2007**
25.	**Regulatory Announcement**	**21 Mar 2007**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President, General Counsel & Secretary

RMT/af
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

Total Voting Rights

In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, Johnson Matthey PLC advises that, as at 28 February 2007, it had an issued share capital of 220,468,912 ordinary shares of £1 each and held 1,340,000 ordinary shares of £1 each in treasury.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 219,128,912.

The above figure 219,128,912 may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the Disclosure and Transparency Rules.

S Farrant
Company Secretary
1 March 2007

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 220,000 ordinary shares at a price of 1525.14 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 1,560,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 218,908,912.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 218,908,912. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
1 March 2007

3/2

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2. Reason for the notification:

N/A – see Additional Information

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

N/A

6. Date on which issuer notified:

27 February 2007

7. Threshold(s) that is/are crossed or reached:

Above 3%

8. Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 8,688,670 (under Section 198 on 2 February 2005)

Number of voting rights: 3.93% (under Section 198 on 2 February 2005)

Resulting situation after the triggering transaction:

Number of shares (direct): 7,533,784

Number of voting rights (direct): 7,533,784

Number of voting rights (indirect):

% of voting rights (direct): 3.43%

% of voting rights (indirect):

Total voting rights: 7,533,784 shares (3.43%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (7,533,784 – 3.43% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

PROXY VOTING:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 7269 8461

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 140,000 ordinary shares at a price of 1526.98 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 1,700,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 218,768,912.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 218,768,912. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
2 March 2007

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 170,000 ordinary shares at a price of 1500.55 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 1,870,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 218,598,912.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 218,598,912. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
5 March 2007

Transaction in Own Shares

Johnson Matthey PLC announces that, on 6 March 2007, it purchased 170,000 ordinary shares at a price of 1513.58 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 2,040,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 218,428,912.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 218,428,912. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
7 March 2007

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 125,000 ordinary shares at a price of 15.2636 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 2,165,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 218,303,912.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 218,303,912. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
7 March 2007

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 100,000 ordinary shares at a price of 15.4364 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 2,265,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 218,203,912.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 218,203,912. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
8 March 2007

Number of voting rights (indirect): Not disclosable

% of voting rights (direct): 3.24%

% of voting rights (indirect): Not disclosable

Total voting rights: 7,110,210 shares (3.24%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

See Section 4

PROXY VOTING:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information

Figures based on a total number of voting rights of 219,428,912

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 7269 8461

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 150,000 ordinary shares at a price of 1556.38 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 2,545,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,925,284.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 217,925,284. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
12 March 2007

Transaction in Own Shares - Correction

On 9 March 2007 Johnson Matthey PLC purchased 130,000 ordinary shares at a price of 1551.36 pence per share not 15.5136 pence per share as stated in the announcement of the same date. All other details contained in that announcement dated remain unchanged.

S Farrant
Company Secretary
12 March 2007

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 180,000 ordinary shares at a price of 1553.36 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 2,725,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,745,284.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 217,745,284. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
13 March 2007

Transaction in Own Shares

Johnson Matthey PLC announces that it purchased 170,000 ordinary shares at a price of 1505.24 pence per share on 14 March 2007. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 2,895,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,576,030.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 217,576,030. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
15 March 2007

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 50,000 ordinary shares at a price of 1522.99 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 2,945,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,526,030.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 217,526,030. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
15 March 2007

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 150,000 ordinary shares at a price of 1521.01 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 3,095,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,526,030.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 217,376,030. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
16 March 2007

3/16

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   Other – DTR Transitional Provision notification

3. Full name of person(s) subject to the notification obligation:

   Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   N/A

6. Date on which issuer notified:

   N/A

7. Threshold(s) that is/are crossed or reached:

   N/A

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: N/A

   Number of voting rights: N/A

   Resulting situation after the triggering transaction:

   Number of shares (direct): 16,906,166

   Number of voting rights (direct): 16,906,166

   Number of voting rights (indirect): 80,372

   % of voting rights (direct): 7.748%

   % of voting rights (indirect): 0.037

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 133,000 ordinary shares at a price of 1604.50 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 3,600,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,873,969.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 216,873,969. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
22 March 2007

Transaction in Own Shares

Johnson Matthey PLC announces that on 20 March 2007 it purchased 160,000 ordinary shares at a price of 1556.31 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 3,395,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,076,855.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 217,076,855. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
21 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
W F Sandford
J N Sheldrick
I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
P N Hawker	24
D W Morgan	24
L C Pentz	24
W F Sandford	24
J N Sheldrick	24
I F Stephenson	24

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£15.6824

14. Date and place of transaction:

21 March 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	61,301
P N Hawker	15,327
D W Morgan	40,582
L C Pentz	18,380
J N Sheldrick	74,511

16. Date issuer informed of transaction:

22 March 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

23 March 2007

For Release at 7.00 am Wednesday 28th March 2007

Johnson Matthey Pre Close Trading Update

Johnson Matthey's financial year ends on 31st March 2007 and its preliminary announcement of the full year results will be released on 7th June 2007. Prior to entering its closed period the company is today issuing the following update on current trading.

"Trading in the second half of Johnson Matthey's financial year has continued in line with the trading update given on Wednesday 24th January 2007. Catalysts Division is continuing to deliver good growth with Environmental Catalysts and Technologies benefiting from increased sales of heavy duty diesel catalysts following the introduction of new emission regulations in Europe and North America. Process Catalysts and Technologies has also achieved good growth with strong sales of synthesis gas catalysts and a good contribution from Davy Process Technology.

Precious Metal Products Division has had a particularly strong second half with continuing favourable conditions in the platinum group metal (pgm) markets. Pharmaceutical Materials is also ahead of last year with continued recovery in its US business.

On Wednesday 28th February 2007 we completed the sale of our Ceramics Division. The proceeds from the disposal of the division will be used to buy back shares and fund bolt-on acquisitions.

Overall, despite adverse exchange translation, Johnson Matthey has achieved good growth in sales and earnings this year and the outlook for the new financial year is encouraging."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225
Laura Hickman	The HeadLand Consultancy	020 7367 5227

www.matthey.com

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

(iii)

3. Name of person discharging managerial responsibilities/director:

J N Sheldrick

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Share Nominees Limited

8. State the nature of the transaction:

Dividend reinvestment - PEP

9. Number of shares, debentures or financial instruments relating to shares acquired:

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£15.9472

14. Date and place of transaction:

26 March 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

74,517

16. Date issuer informed of transaction:

28 March 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

29 March 2007

END